P.E. 12/31/01

0-28940

FORM 6-K

02011835

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECD S.E.C.
JAN 2 3 2002
1086

For the month of December 2001

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

PROCESSED
FEB 0 8 2002
THOMSON
FINANCIAL

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Press Release dated 18th December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 18th December 2001

COLT Telecom Group plc

By: ____________________

Mark A. Jenkins
Legal Services Director

press information

we make business | straight.forward

18 December 2001

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

COLT ANNOUNCES COMPLETION OF INTERNET SOLUTION CENTRE ROLLOUT

COLT Telecom Group plc (COLT) a leading supplier of business network and application solutions, said today that with its additional capability in Dublin, London and Paris its Internet Solution Centre (ISC) construction programme was complete.

COLT's hosting capability is distributed over 18 centres in 16 cities in 12 countries across Europe offering customers a wide range of services from basic co-location through to high value managed and professional services.

Peter Manning, COLT President and Chief Executive said:

"We have completed the build phase of our ISC development plan. While we have already achieved considerable sales success, going forward, we will be giving even greater emphasis to filling our ISC capacity with an expanding range of high value managed and professional services."

About COLT

COLT Telecom Group plc is a leading supplier of business network and application solutions to business and governmental customers in Europe. It currently has operations in 32 European cities in thirteen countries. The EuroLAN is a 15,000 route kilometre network that provides international high capacity fibre-optic links between COLT city networks. Currently over 12,000 route kilometres have been lit. In addition COLT provides Internet connectivity, Internet hosting and enables application services in 12 European countries, with a backbone reaching into the US and more than 450 peering agreements. COLT Internet Solution Centres (ISCs) have been built in 16 cities totaling more than 1 million square feet (86,000 square metres) of hosting space.

During the year ended December 2000 turnover was £640.8 million and it carried 15.8 billion switched minutes of traffic. During the quarter ended September 2001 turnover rose 39% to £231.4 million.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and Nasdaq (COLT). Information about COLT and its products and services can be found on the web at www.colt.net

Contact
John Doherty
Director Investor Relations
Tel: +44 20 7390 3681